Exhibit 12.2

DuPont Fabros Technology, Inc.
DuPont Fabros Technology, L.P.
Computation of Ratio of Earnings to Fixed Charges and Preferred Stock/Unit Dividends
(in thousands, except ratios)

	Year ended December 31,
	2016	2015	2014	2013	2012
Earnings:
Net (loss) income	$181,447	$(4,086)	$124,611	$53,605	$60,833
Add: Fixed charges	63,615	56,160	47,059	53,920	56,100
Less: Capitalized interest	(11,009)	(12,301)	(10,245)	(4,000)	(4,711)
Total earnings	$234,053	$39,773	$161,425	$103,525	$112,222

Fixed charges:
Interest expense	$48,642	$40,570	$33,699	$46,443	$47,765
Capitalized interest	10,380	11,564	9,644	3,774	4,434
Amortization of deferred financing costs	3,712	3,151	2,980	3,349	3,496
Capitalization of amortization of deferred financing costs	629	737	601	226	277
Interest factor in rents	252	138	135	128	128
Total fixed charges	$63,615	$56,160	$47,059	$53,920	$56,100
Preferred stock/unit dividend requirements	20,739	27,245	27,245	27,245	27,053
Combined fixed charges and preferred stock/unit dividends	$84,354	$83,405	$74,304	$81,165	$83,153

Ratio of earnings to fixed charges and preferred stock/unit dividends	2.77	(1)	2.17	1.28	1.35

(1)
The shortfall of earnings to fixed charges and preferred stock/unit dividends for the year ended December 31, 2015 was $43.6 million. Included in earnings for the year was a $122.5 million impairment charge related to our NJ1 data center facility.